April 4, 2023

VIA EDGAR

Irene Barberena-Meissner, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Webus International Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed March 17, 2023

File No. 333-269684

Dear Ms. Barberena-Meissner,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 28, 2023, relating to the above referenced Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 1”). The Company is concurrently submitting the Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amendment No. 1), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1

Use of Proceeds, page 63

1.	We note your disclosure that you plan to use approximately $3.0 million of the proceeds for general corporate purposes and approximately $8.0 million of the proceeds for working capital for your China operations, including but not limited to sale and marketing expenses, and research and development expenses for your Wetour digital platform related products and services. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amount you intend to allocate to each identified purpose. For example, discuss if any of the proceeds will be used to advance the "Business Strategies" disclosed on page 4. If you do not have a current specific plan for the proceeds of this offering, please discuss the principal reasons for offering and how you determined the size of the offering. Refer to Item 4.A of Form F-1 and Item 3.C of Item 20-F.

Response: In response to the Staff’s comment, the Company has revised the “Use of Proceeds” section to disclose detailed plans and how those plans advance its business strategies.

Index to Consolidated Financial Statements

Note 13. Subsequent Event, page F-48

2.	Please update the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1 and ASC 855-10-S99-2.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-48 of the Revised Registration Statement to update the date through which subsequent events were evaluated.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq. VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer of Webus International Ltd.